Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three and nine month periods ended March 31, 2011

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) results is for the three and nine month periods ended March 31, 2011 compared to the three and nine month periods ended March 31, 2010 and covers information up to the date of this MD&A. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended March 31, 2011 and 2010 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated May 12, 2011.

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $22,190,622 (June 30 2010; $19,995,391) and a net loss of $2,195,231 (2010; $2,127,995) for the nine months ended March 31, 2011. These factors raise doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Three months ended March 31, 2011

Kimber’s net loss for the three month period ending March 31, 2011 was $937,767 or $0.01 per common share compared with $1,048,227 or $0.02 loss per share for the three month period ending March 31, 2010.

During the three month period ending March 31, 2011, Kimber incurred expenditures of $1,619,460 on its mineral properties; $60,443 for property acquisition payments (taxes) and exploration and evaluation expenditures of $1,559,017.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Unproven mineral right interests

Property acquisition and taxes	$60,443	$114,479
Exploration and evaluation	1,559,017	731,887
Setago costs written off	-	(124,363)
Total costs	$1,619,460	$722,003

Exploration and evaluation, by location
Monterde	$1,559,017	$510,108
Pericones	-	221,779
Total	$1,559,017	$731,887

Monterde costs include
Assays	$93,714	$6,619
Drilling	414,438	-
Engineering	261,490	144,767
Field Office	155,810	87,393
Geological, geophysical	253,435	139,063
Road and drill site maintenance	78,509	-
Other categories	301,621	132,266
Total	$1,559,017	$510,108

Kimber completed 4,546 meters of reverse circulation drilling and 1,055 meters of diamond drill core drilling in a total of 39 drill holes during the quarter ended March 31, 2011. Kimber sent a total of 3,310 samples to the ALS Chemex sample preparation laboratory in Chihuahua during the quarter ended March 31, 2011. The majority of the drilling was concentrated on the Carmen deposit, however, a total of six holes were drilled on newly identified targets to the north of Carmen.

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $553,747 during the three month period ending March 31, 2011 compared to $486,758 for the three month period ending March 31, 2010.

Kimber recorded a stock based compensation expense of $372,361 for the three months ended March 31, 2011 as compared to $303,187 for the three months ended March 31, 2010. Kimber granted 1,150,000 options to employees, directors and certain consultants on February 8, 2011. A charge of $309,183 (2010; $260,255) was made for this grant. An additional charge of $63,178 (2010; $42,932) was made for stock options previously granted but which had not yet vested. This is a non-cash expense and does not affect Kimber’s cash flows from operations.

Salary and benefit expenses net of stock based compensation charges were $181,386 for the three months ended March 31, 2011 compared to $181,615 for the three months ended March 31, 2010. There were no significant changes in administrative staffing during the periods.

Legal, audit and consulting costs were $103,274 for the three month period ending March 31, 2011 compared to $98,685 for the three month period ending March 31, 2010. Legal costs include fees for general corporate services.

General exploration costs were $28,487 for the three month period ending March 31, 2011 compared to $73,096 for the three month period ending March 31, 2010. General exploration costs include expenditures incurred for investigating new properties, in 2010, and expenditures incurred on the Pericones and Setago properties which were incurred subsequent to the properties being written off. Capitalized costs on the Pericones and Setago properties were written off during the year ended June 30, 2010.

Investor relations and shareholder communications expenses were $35,592 for the three month period ending March 31, 2011 compared to $21,724 in the three month period ending March 31, 2010. Kimber presented promotional video material during the current quarter and incurred expenses for advertising in a trade show directory and for trade show attendance.

Office, insurance and miscellaneous expenses were $55,632 for the three month period ending March 31, 2011 compared to $70,941 in the three month period ending March 31, 2010. The primary component of these costs is related to business insurance. Kimber’s insurance charges are reduced during the current year due to a reduction in the cost of coverage.

Kimber recorded a loss from foreign exchange of $75,779 during the three month period ending March 31, 2011 as compared to a loss of $76,078 during the three month period ending March 31, 2010. The foreign exchange amount primarily originates from funds held in US dollars, including funds advanced to Mexico during the period that have increased or decreased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Results of Operations

Nine months ended March 31, 2011

Kimber’s net loss for the nine month period ending March 31, 2011 was $2,195,231 or $0.03 per common share compared with $2,127,995 or $0.03 loss per share for the nine month period ending March 31, 2010.

During the nine month period ending March 31, 2011, Kimber incurred expenditures of $2,964,596 on its mineral properties; $103,726 for property acquisition payments (taxes) and exploration and evaluation expenditures of $2,860,870. The major project during the period was Monterde.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Nine Months Ended March 31, 2011	Nine Months Ended March 31, 2010
Unproven mineral right interests

Property acquisition and taxes	$103,726	$169,852
Exploration and evaluation	2,860,870	2,106,739
Setago costs written off	-	(124,363)
Total costs	$2,964,596	$2,152,228

Exploration and evaluation, by location
Monterde	$2,860,870	$1,676,869
Pericones	-	403,671
Setago	-	26,199
Setago costs written off	-	(124,363)
Total	$2,860,870	$1,982,376

Monterde costs include
Assays	$150,560	$15,530
Drilling	414,438	-
Engineering	458,602	348,604
Field Office	381,269	264,942
Geological, geophysical	741,269	525,198
Metallurgy	68,698	110,538
Road and drill site maintenance	78,797	-
Supplies	193,641	79,553
Other categories	373,596	332,504
Total	$2,860,870	$1,676,869

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $1,080,402 during the nine month period ending March 31, 2011 compared to $950,790 for the nine month period ending March 31, 2010.

Kimber recorded a stock based compensation expense of $536,821 for the nine months ended March 31, 2011 as compared to $400,000 for the nine months ended March 31, 2010. Kimber granted 1,150,000 options to employees, directors and certain consultants on February 8, 2011. A charge of $309,183 (2010; $260,255) was made for this grant. An additional charge of $227,638 (2010; $139,745) was made for stock options previously granted but which had not yet vested. This is a non-cash expense and does not affect Kimber’s cash from operations.

Salary and benefit expenses net of stock based compensation charges were $543,581 for the nine months ended March 31, 2011 compared to $550,790 for the nine months ended March 31, 2010. There were no significant changes in administrative staffing during the nine months ended March 31, 2011.

Legal, audit and consulting costs were $358,079 for the nine month period ending March 31, 2011 and were comparable to $349,223 for the nine month period ending March 31, 2010. Legal costs include fees for general corporate services. Consulting costs include fees for internal control over financial reporting compliance.

General exploration costs were $62,063 for the nine month period ending March 31, 2011 compared to $73,096 for the nine month period ending March 31, 2010. General exploration costs include expenditures incurred for investigating new properties, in 2010, and costs relating to the Pericones and Setago properties which were incurred subsequent to the properties being written off. Capitalized costs on the Pericones and Setago properties were written off during the year ended June 30, 2010.

Investor relations and shareholder communications expenses were $112,013 for the nine month period ending March 31, 2011 compared to $59,498 in the nine month period ending March 31, 2010. In 2011, Kimber incurred additional advertising and promotional costs including the development and airing of a promotional video clip.

Office, insurance and miscellaneous expenses were $181,433 for the nine month period ending March 31, 2011 compared to $197,624 in the nine month period ending March 31, 2010.The primary component of these costs is related to business insurance, which has decreased due to a decrease in insurance premiums. Other costs which were consistent from period to period in this category include communication costs.

Kimber recorded a loss from foreign exchange of $128,196 during the nine month period ending March 31, 2011 as compared to a loss of $68,422 during the nine month period ending March 31, 2010. The foreign exchange amount primarily originates from funds held in US dollars, including funds advanced to Mexico during the period that have increased or decreased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results June 30, 2009 to March 31, 2011

	Q3 Mar 31/11	Q2 Dec31/10	Q1 Sep30/10	Q4 Jun30/10
Interest income	$18,980	$3,415	$2,088	$1,037
Loss	$(937,767)	$(636,114)	$(621,350)	$(1,998,619)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.03)

	Q3 Mar 31/10	Q2 Dec31/09	Q1 Sep30/09	Q4 June 30/09
Interest income	$2,408	$979	$2,904	$1,913
Loss	$(1,048,227)	$(541,303)	$(538,465)	$(530,555)
Loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (low-risk Canadian and U.S. government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At March 31, 2011, Kimber had working capital of $11,529,793 compared to $4,505,290 at June 30, 2010. Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the nine month period ending March 31, 2011 is primarily the result of an increase in cash from $4,560,493 to $11,739,561 due to the financing which closed on December 23, 2010.

As discussed in the prospectus for the above financing, Kimber intends to use these proceeds for a drilling program at Monterde with the objective of expanding and upgrading the mineral resources ($3,500,000), completion of a prefeasibility study ($2,000,000), further exploration and development at Monterde ($1,500,000) and an upgrading of the environmental studies at Monterde ($600,000). Additional funds will be used for working capital.

During the quarter ended March 31, 3011 Kimber incurred expenses of $414,438 for drilling costs and $93,714 for assay costs as part of the ongoing drilling program. Engineering costs of $261,490 related to ongoing work were also incurred during the quarter ended March 31, 2011.

Cash Flows

Kimber generates cash inflows from issuing its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these options and warrants may not be exercised if Kimber’s share price falls below the respective exercise prices due to market conditions or other factors.

Amounts receivable were $676,504 at March 31, 2011 compared to $355,471 at June 30, 2010. Amounts receivable are comprised primarily of IVA tax refundable from the Government of Mexico. The IVA Tax is 16% of expenditures in Mexico. Kimber has been experiencing some delay in obtaining IVA refunds and as at March 31, 2011, IVA of $122,090 (June 30, 2010, $19,656) which has been outstanding for more than one year. All other amounts receivable are aged within one year. On March 17, 2011 Kimber received a refund of $53,520 for the IVA due to Minera Monterde for the quarter ended March 31, 2010. At the date of this MD&A management believes that the full amount of the IVA is recoverable.

Prepaid expenses were $151,661 at March 31, 2011 compared to $130,953 at June 30, 2010. Prepaid expenses include amounts for prepaid insurance, trade show attendance fees and stock exchange listing fees. The increase was due primarily to the payment of annual insurance and stock exchange listing fees during the quarter ended March 31, 2011.

Kimber made equipment purchases of $29,912 (Mexico; $29,912, Canada; $nil) during the three month period ending March 31, 2011 compared to $1,612 during the three month period ending March 31, 2010. The main component ($27,333) of the additions related to the purchase of a truck for the camp in Mexico.

During the three month period ending March 31, 2011, no new shares were issued. Share issue costs of $199,997 relating to the financing which closed in the quarter ended December 31, 2010 were incurred during the quarter ended March 31, 2011.

Financings

There were no financings during the quarter ended March 31, 2011.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease. The lease expiry date is December 31, 2011.

Kimber is obligated to make basic rent payments under its operating lease in the remaining fiscal year ended June 30, 2011 totalling $26,204 and $52,408 in the fiscal year ended June 30, 2012. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at April 30, 2011, Kimber had cash and Canadian and U.S. Government Treasury bills totaling approximately $10.83 million; approximately $0.7 million in amounts receivable and an estimated $1.0 million in accounts payable and accrued liabilities.

As a result of the public offering which closed during the quarter ended December 31, 2010 Kimber has sufficient funds to further develop the Monterde property and plans to expand and upgrade the mineral resources and complete a prefeasibility study with current funds.

Kimber will be seeking to obtain additional financing in the future but there can be no assurance that Kimber will succeed in obtaining additional financing. Market conditions or other factors could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the properties may be joint ventured, sold or abandoned.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at March 31, 2011, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

On February 7, 2011, March 3, 2011, and April 19, 2011 Kimber announced results from the ongoing drilling program at Monterde.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare
The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. The current mineral resource estimate for the Carotare deposit was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Monterde – Preliminary Assessment
The Preliminary Assessment for the Carmen and Veta Minitas Deposits at the Monterde property is described in the Kimber Resources news release of June 2, 2010, and a technical report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, filed on SEDAR on July 16, 2010 and on EDGAR on July 19, 2010. Subsequently the technical report was re-filed, with no material changes in content, on SEDAR on September 8, 2010 and on EDGAR on September 10, 2010.

Kimber holds mineral rights to the Pericones and Setago properties in the State of Estado de Mexico, Mexico and the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

Pericones
Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. The 100% owned Pericones property covers 11,890 hectares.

Setago
The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, Vice President Exploration of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three and nine month periods ending March 31, 2011.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, contributed surplus and deficit. Total capital as at March 31, 2011 was $57,660,443 (June 30, 2010; $47,650,611). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

Fair value of financial instruments

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth Kimber’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at March 31, 2011, those financial assets are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$ 11,739,561	$ 11,739,561	-	-

Financial risk exposure and risk management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at March 31, 2011, over 99% (June 30, 2010; 98%) of cash and cash equivalents were invested with one financial institution in cash and Canadian and U.S. Government Treasury Bills with maturities of less than 90 days.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. As at March 31, 2011, Kimber is experiencing delays in obtaining these refunds and is in discussion with the tax authorities to remedy this situation.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less
	than 1
	month	1-3 months	Total
At March 31, 2011
Accounts payable	$802,933	-	$802,933
Accrued liabilities	-	$235,000	$235,000

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority of Kimber’s monetary assets are held in Canadian and U.S. dollars. A 5% change in the US dollar or Mexican peso will affect Kimber as is indicated in the following table.

	March 31	June 30
	2011	2010
Change in Loss
United States dollars	$178,035	$79,409
Mexican pesos	$2,283	$11,595

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at March 31, 2011.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the audited annual consolidated financial statements as at June 30, 2010. There have been no changes in accounting policies during the nine months ended March 31, 2011.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made.

Adoption of new accounting standards

Effective July 1, 2010, Kimber adopted the following new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”):

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

Effective July 1, 2011, Kimber will adopt the following new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”):

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. Kimber will be required to begin reporting under IFRS for the quarter ending September 30, 2011 and will be required to present an opening balance sheet that conforms to IFRS at the transition date of July 1, 2010. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting (“ICFR”), and disclosure controls and procedures (“DC&P”). Kimber has developed an IFRS transition plan and anticipates there will be changes in accounting policies but the full impact has not been determined at this time. Over the next quarter, Kimber’s key activities will be the completion of the opening balance sheet for July 1, 2010, drafting financial statements for both the first annual and interim periods, training and communication programs, and performing an assessment of internal controls.

The three phases of Kimber’s transition plan to IFRS are as follows: scoping and planning (“phase one”), detailed assessment (“phase two”), and implementation and review (“phase three”).

Phase One: Scoping and Planning, which involved project planning and identification of differences between current Canadian GAAP and IFRS. The resulting preliminary analysis identified areas with the highest potential impact to Kimber, based on existing IFRS. These areas are property and equipment, share-based payments, foreign currencies, provisions and contingent liabilities, impairment of assets, exploration and evaluation expenditures, income taxes, and the adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS. Kimber has completed phase one of the IFRS conversion.

Phases Two and Three: Detailed assessment involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Kimber has started this analysis and expects to complete phases two and three over the next quarter.

Kimber’s management meets regularly with the Audit Committee and will keep the Audit Committee informed of management’s decisions on accounting policy choices under IFRS.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that: is transparent for users and comparable over all periods presented; provides a suitable starting point for accounting in accordance with IFRS; and can be generated at a cost that does not exceed the benefits.

Under IFRS 1, transition to IFRS requires retrospective application of IFRS with all adjustments applied from the date of Kimber’s inception, unless certain exemptions are applied. In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings. Kimber is currently assessing the appropriateness of the exemptions available at the transition date.

Canadian GAAP and IFRS Differences

Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘GAAP’). Accordingly, Kimber has currently identified the following differences between IFRS and GAAP which may result in changes to their accounting policies upon adoption of IFRS:

  Property Plant and Equipment - IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. Kimber is currently evaluating the impact of this difference. Though International Accounting Standard (“IAS”) 16 permits the revaluation of PPE to fair value, Kimber has selected the historical costs accounting method for its PPE. Kimber does not currently expect that this will have a material impact on its IFRS financial statements.

  Impairment of Assets - IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cash flows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses. For assets for which commercial reserves have not been established through the completion of evaluation and exploration activities, the assets are reviewed for impairment whenever facts or circumstances indicate that the cost capitalized may not be recoverable. If and when there are no future plans for activity in that field, the exploration assets are determined to be impaired and the carrying amount is charged to income. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

  Asset Retirement Obligations - Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.
  Kimber does not currently expect that this will have a material impact on its IFRS financial statements.

  Income Taxes - Recognition and measurement criteria for deferred tax assets and liabilities may differ. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

  Functional Currency - IAS 21 requires Kimber to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.
  IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. Kimber is currently evaluating the impact of the guidance of IAS 21 on its accounting for its foreign operations in accordance with IFRS but does not currently expect this standard to have a material impact on the financial statements.

  Stock Based Compensation - Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS. Also, under IFRS, Kimber will treat each instalment of share-based compensation with a different vesting period as a separate arrangement with its own distinct fair value measurement. Under Canadian GAAP, Kimber recognizes share-based compensation as a single pool and the fair value is amortized on a straight-line basis over the vesting period. Kimber is currently evaluating the quantitative impact of this difference.

  Borrowing Costs - IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

Kimber is currently assessing the impact that these and other differences may have on its opening IFRS balance sheet at July 1, 2010 and on the consolidated financial statements for the year ended June 30, 2011 as Kimber completes phases two and three of the conversion project. Also, IFRS requires significantly more disclosure than Canadian GAAP for certain standards, and Kimber is examining the impact of these increased disclosures on its interim and annual consolidated financial statements.

The International Accounting Standards Board (IASB”) continues to amend and add to current IFRS standards with several projects underway. Kimber’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on Kimber and its financial statements, including expected dates of when such impacts are effective.

Internal Control Over Financial Reporting

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining internal control over financial reporting. Kimber’s management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The control framework management used to design Kimber’s internal control over financial reporting is the Committee of Sponsoring Organizations of the Treadway Committee (COSO) control framework. Management has assessed and did not identify any material weaknesses relating to the design of internal control over financial reporting existing at the end of the period covered by this interim filing.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the design of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no material changes in Kimber’s internal control over financial reporting that occurred since the beginning of Kimber’s fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures. Kimber’s management, as at the end of the period covered by this interim filing, designed disclosure controls and procedures to provide reasonable, but not absolute, assurance that (i) material information relating to Kimber is made known to management by others and (ii) information required to be disclosed by Kimber in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Disclosure controls and procedures provide only a reasonable level of assurance that they are effective. Accordingly, they may not detect that all disclosure requirements have not been met. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outstanding Share Data

Kimber has one class of shares and at March 31, 2011 Kimber had 77,148,086 shares issued and outstanding. On April 9, 2011, 10,000 warrants were exercised with an exercise price of $1.80. On April 27, 2011, 13,000 options with an exercise price of $0.85 were exercised. At March 31, 2011, 89,755,310 shares were outstanding on a diluted basis. At April 30, 2011, 89,778,310 shares were outstanding on a diluted basis.

Kimber has a stock option plan and at March 31, 2011, there were 5,523,215 options outstanding. Of the 5,523,215 options granted to employees, directors and consultants 4,269,882 options had vested at March 31, 2011. On February 8, 2011 Kimber issued 1,150,000 options with an exercise price of $1.38 comprising the annual grant to employees, directors and certain consultants. No options were exercised during the quarter ended March 31, 2011.

Kimber had 7,084,009 warrants outstanding as at March 31, 2011. On April 9, 2011, 10,000 warrants were exercised with an exercise price of $1.80. No warrants were issued during the current quarter.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, Kimber may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete but not exhaustive list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of mineral resources is based on estimates and is subject to great uncertainty.

  The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and Warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us on our website, or from the SEC’s website at http://www.sec.gov/edgar.shtml.